ESTATE PROTECTION RIDER

                      An Additional Benefit of this Policy
                                    Issued By


ESTATE              If both Insureds die on or before the fourth anniversary of
ROTECTION           the Policy Date, We will pay the Estate Protection Benefit
BENEFIT             Amount as part of the Death Proceeds payable under the
                    policy. The Estate Protection Benefit Amount is a level term insurance benefit.

ESTATE              The Estate Protection Benefit Amount as of the Policy Date
PROTECTION          is shown on the Policy Schedule. It will be an amount equal
BENEFIT AMOUNT      to 125% of the initial Specified Amount. If the Specified
                    Amount of Your policy increases or decreases after the Policy Date, the Estate Protection Benefit Amount will increase or decrease so that it is always equal to 125% of the Specified Amount. We will send You a new Policy Schedule showing the new Estate Protection Benefit Amount following any such increase or decrease.

WHEN EFFECTIVE      The effective date of this rider is shown on the Policy
                    Schedule.

TERMINATION         This rider will terminate on the earlier of:

                    (1)  the fourth anniversary of the Policy Date; or

                    (2)  the date the policy terminates.

OTHER This rider is attached to and made a part of the policy. The terms and definitions of the base policy apply to this rider except to the extent they are in conflict with its terms. This rider has no values. There is no cost for this rider.


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